Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purposes only and does not constitute an invitation or a solicitation of an offer to acquire, purchase or subscribe for securities or an invitation to enter into an agreement to do any such things, nor is it calculated to invite any offer to acquire, purchase or subscribe for any securities. This announcement is not an offer of securities for sale in the PRC, Hong Kong and the United States or elsewhere. The Bonds are not available for general subscription in Hong Kong or elsewhere.

This announcement does not constitute or form a part of any offer or solicitation to purchase or subscribe for securities in the United States. The Bonds mentioned herein have not been, and will not be, registered under the Securities Act, and may not be offered or sold in the United States except pursuant to registration or an exemption from the registration requirements of the Securities Act. No public offering of the Bonds will be made in the United States.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Incorporated in the Cayman Islands with limited liability)

(Stock code: 0981)

COMPLETION OF THE ISSUE OF US$500 MILLION 4.125% BONDS DUE 2019

Joint Lead Managers

Deutsche Bank            J.P. Morgan

The Company is pleased to announce that completion of the issue of the Bonds in the principal amount of US$500,000,000 took place on 7 October 2014.

Reference is made to the announcement of the Company dated 25 September 2014 relating to, among other things, the proposed issue of the Bonds (the ‘‘Announcement’’). Unless the context otherwise requires, capitalised terms in this announcement shall have the same meanings as those defined in the Announcement.

The Company is pleased to announce that completion of the issue of the Bonds in the principal amount of US$500,000,000 took place on 7 October 2014. The Company has received approval in-principle from the SGX-ST for the listing and quotation of the Bonds. The Bonds are expected to be listed on the SGX-ST on 8 October 2014. The approval in-principle granted for the listing and quotation of the Bonds is not to be taken as an indication of the merits of the Company or any other subsidiary or associated company of the Company or the Bonds. The estimated net proceeds (net of fees, commissions and expenses) from the issue of the Bonds will be approximately US$491 million.

By order of the Board

Semiconductor Manufacturing International Corporation Dr. Tzu-Yin Chiu

Chief Executive Officer and Executive Director

Shanghai, 7 October 2014

As at the date of this announcement, the Directors are:

Executive Directors

Zhang Wenyi (Chairman)

Tzu-Yin Chiu (Chief Executive Officer)

Gao Yonggang (Chief Financial Officer)

Non-executive Directors

Chen Shanzhi (Li Yonghua as his Alternate)

Lawrence Juen-Yee Lau (Datong Chen as his Alternate)

Zhou Jie

Independent Non-executive Directors

William Tudor Brown Sean Maloney

Frank Meng

Lip-Bu Tan
Carmen I-Hua Chang